Exhibit 99.1

CORRECTED: PRESS RELEASE

Just Energy Issues Statement on Recent Market Activity

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The press release that follows is re-filed due to the inadvertent omission of the disclosure under, and including, the heading “Forward-Looking Statements” below. No other information in the press release has changed. The complete and corrected press release follows.

TORONTO, ONTARIO - - August 23, 2018 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today issued the following statement regarding recent market activity.

In recent weeks, shares of Just Energy have come under unwarranted market pressure, and the management team believes it is prudent to provide a mid-quarter update on the health of our business and our second fiscal quarter that will close on September 30, 2018.

We are pleased with our progress against our fiscal year plan, as year-to-date results are aligning with the expectations of Base EBITDA guidance of $200 million to $220 million, as well as longer-term performance expectations.

The core commodity business continues to perform well and the embedded gross margin on our existing book of business rivals all-time Company record levels at $2.0 billion. During the summer months in ERCOT, we successfully implemented pricing and cost reduction actions as a result of the volatility and opportunities presented to us. As a result, we expect the second fiscal quarter to be relatively in line with the same period of fiscal 2018. However, we expect to see the results of the recent pricing and cost actions to contribute in the fiscal third and fourth quarters, driving performance beyond historical levels and supporting guidance for the current fiscal year and earnings growth into the future.

The balance sheet remains strong. Furthermore, we remain fully committed to returning capital to shareholders through dividend distributions. Upon achieving the stated guidance range for fiscal 2019, we will have a dividend payout ratio of approximately 75% which is well within our expectations and offers support for the dividend moving forward. In addition, our healthy core business, combined with the growing offering of value-added products and services, will generate significant capital to not only support future dividend payments, but also the pursuit of growth opportunities that support our strategic shift to be a consumer-focused company.

We welcome each of our loyal shareholders and those with an interest in learning more about our Company to join us at our upcoming Investor Day on September 13, 2018 in New York. The event details can be found within this release, along with webcast instructions to listen to the management team present our corporate strategy and vision for our future.

Investor Day

Just Energy will host its Fiscal 2019 Investor Day in New York City at 8:30 a.m. EDT on Thursday, September 13, 2018. At the event, Just Energy’s management team will present the Company’s strategic vision, key product and channel initiatives, risk management, and long-term financial goals. Additional information may be found on our Investor Relations website http://justenergygroup.com/Overview.aspx.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) including statements and information pertaining to: the ability of Just Energy to achieve Base EBITDA guidance during fiscal 2019; Just Energy’s ability to meet longer-term performance expectations; Just Energy’s pricing and cost actions contributing to the fiscal third and fourth quarters, and driving performance beyond historical levels and supporting guidance for the current fiscal year; Just Energy’s earnings growth in the future; the ability of Just Energy to return capital to shareholders through dividend distributions; the ability of Just Energy to achieve the stated guidance range for fiscal 2019; Just Energy’s dividend payout ratio; the ability of Just Energy to declare and pay dividends; Just Energy growing its offering of value-added products and services; Just Energy’s generation of significant capital and the impact thereof on dividend payments and growth opportunities; the ability of Just Energy to identify and implement growth opportunities; and the shift of Just Energy to a consumer-focused company.. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to: levels of customer natural gas and electricity consumption; rates of customer additions and renewals; rates of customer attrition; fluctuations in natural gas and electricity prices and interest and exchange rates; changes in regulatory regimes and decisions by regulatory authorities, including actions taken by governmental authorities, energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; competition; dependence on certain suppliers; the ability of management to execute Just Energy’s business plan; extreme weather conditions; risks inherent in marketing operations, including credit risk; potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; volatility in the stock markets and in market valuations; and general economic and business conditions in North America and globally. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form dated May 25, 2018 and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, EdgePower Inc., Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown

Chief Financial Officer

Just Energy

713-544-8191

jbrown@justenergy.com

or

Michael Cummings

Investor Relations

Alpha IR Group

617-461-1101

michael.cummings@alpha-ir.com